Exhibit 99.1

News Release

TELUS Corporation

NOTICE OF CASH DIVIDEND

NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of forty cents ($0.40) Canadian per share on the issued and outstanding Common shares payable on April 1, 2015 to holders of record at the close of business on March 11, 2015.

By order of the Board

Monique Mercier

EVP — Corporate Affairs, Chief Legal Officer and Corporate Secretary

Vancouver, British Columbia

February 11, 2015

Contact: Investor Relations

1-800-667-4871

ir@telus.com